Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement No. 333-203458 and 333-208184

Free Writing Prospectus dated November 30, 2015

Fantex, Inc.

On November 23, 2015, a media publication, attached hereto as Annex A, was released by CNBC.com (the “Article”) concerning Fantex, Inc. (referred to in this filing as “we,” “us,” “Fantex” or the “Company”). The Article references the completed initial public offerings of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”), the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”), the Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Series Mohamed Sanu”), the Fantex Series Alshon Jeffery Convertible Tracking Stock (“Fantex Series Alshon Jeffery”), the Fantex Series Michael Brockers Convertible Tracking Stock (“Fantex Series Michael Brockers”) and the Fantex Series Jack Mewhort Convertible Tracking Stock (“Fantex Series Jack Mewhort”), and the planned initial public offerings of the Fantex Series Arian Foster Convertible Tracking Stock (“Fantex Series Arian Foster”), the Fantex Series Kendall Wright Convertible Tracking Stock (“Fantex Series Kendall Wright”) and the Fantex Series Professional Sports Convertible Tracking Stock (“Fantex Series Professional Sports” and, together with Fantex Series Vernon Davis, Fantex Series EJ Manuel, Fantex Series Mohamed Sanu, Fantex Series Michael Brockers, Fantex Series Jack Mewhort, Fantex Series Arian Foster and Fantex Series Kendall Wright, the “Tracking Stocks”) and Fantex Sports Portfolio 1 Units (the “Units”) of the Company (the “Vernon Davis Offering,” the “EJ Manuel Offering,” the “Mohamed Sanu Offering,” the “Alshon Jeffery Offering,” the “Michael Brockers Offering,” the “Jack Mewhort Offering”, the “Arian Foster Offering,” the “Kendall Wright Offering” and the “Units Offering,” which includes, in part, Fantex Series Professional Sports, respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-192476, 333-194256, 333-196437, 333-198986, 333-201677, 333-203457, 333-191772, 333-203458 and 333-208184 respectively), as amended (the “Vernon Davis Registration Statement,” the “EJ Manuel Registration Statement,” the “Mohamed Sanu Registration Statement,” the “Alshon Jeffery Registration Statement,” the “Michael Brockers Registration Statement,” the “Jack Mewhort Registration Statement”, the “Arian Foster Registration Statement,” the “Kendall Wright Registration Statement,” and the “Units Registration Statement,” respectively, and collectively the “Registration Statements”), that the Company has filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.  The Vernon Davis Offering was completed on April 28, 2014, the EJ Manuel Offering was completed on July 21, 2014, the Mohamed Sanu Offering was completed on November 3, 2014, the Alshon Jeffery Offering was completed on March 19, 2015, the Michael Brockers Offering was completed on May 29, 2015 and the Jack Mewhort Offering was completed on July 14, 2015 (collectively, the “Completed Offerings”). The Company withdrew the Arian Foster Registration Statement on November 18, 2015. However, and as described further below under “Corrections and Clarifications,” the Article contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The Article was not prepared by or reviewed by the Company or any other offering participant prior to publication.  The publisher of the Article is not affiliated with the Company.  The Company made no payment and gave no consideration to the publisher in connection with the publication of the Article or any other articles published by the publisher concerning the Company.  With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statements, the Article represents the author’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Article or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  The Article references that the “only IPO being pulled is [the Arian Foster Offering].” The Company clarifies that the Company filed a request for withdrawal for the Arian Foster Registration Statement on November 18, 2015.

•                  The article references that “Fantex . . . sold 1.5 million shares [in the Completed Offerings].” The Company clarifies that the Company sold 421,100 shares of Fantex Series Vernon Davis in the Vernon Davis Offering, 523,700 shares of Fantex Series EJ Manuel in the EJ Manuel Offering, 164,300 shares of Fantex Series Mohamed Sanu in the Mohamed Sanu Offering, 835,800 shares of Fantex Series Alshon Jeffery in the Alshon Jeffery Offering, 362,200 shares of Fantex Series Michael Brockers in the Michael Brockers Offering and 268,100 shares of Fantex Series Jack Mewhort in the Jack Mewhort Offering. In connection with the Completed Offerings, the Company’s parent, Fantex Holdings, Inc. (the “Parent”), certain directors of the Parent, and other affiliated parties purchased a total of 102,454 shares of Fantex Series Vernon Davis in the Vernon Davis Offering, 277,934 shares of Fantex Series EJ Manuel in the EJ Manuel Offering, 92,515 shares of Fantex Series Mohamed Sanu in the Mohamed Sanu Offering, 603,994 shares of Fantex Series Alshon Jeffery in the Alshon Jeffery Offering, 274,000 shares of Fantex Series Michael Brockers in the Michael Brockers Offering and 230,380 shares of Fantex Series Jack Mewhort in the Jack Mewhort Offering.

•                  The Article references that “[Fantex] . . . does not publicize . . . trading data,” and “[Fantex has] thousands of accounts and investors.” The Company clarifies that it furnishes information required by Regulation S-K Rule 201 relating to the public trading market, market price and number of holders of the Company’s Tracking Stocks for the Completed Offerings. The Company further clarifies that as of November 13, 2015 there were 642 stockholders of Fantex Series Vernon Davis, 431 stockholders of Fantex Series EJ Manuel, 201 stockholders of Fantex Series Mohamed Sanu, 248 stockholders of Fantex Series Alshon Jeffery, 52 stockholders of Fantex Series Michael Brockers and 35 stockholders of Fantex Series Jack Mewhort.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future brand income under the Company’s brand contracts with Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery, Michael Brockers, Jack Mewhort, Kendall Wright, Terrance Williams, Ryan Shazier and Andrew Heaney, respectively, the longevity of Vernon Davis’s, EJ Manuel’s, Mohamed Sanu’s, Alshon Jeffery’s, Michael Brockers’s Jack Mewhort’s, Kendall Wright’s, Terrance Williams’s, Ryan Shazier’s and Andrew Heaney’s careers, respectively, results of operations, expectations for the use of the net proceeds from the Offerings, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery, Michael Brockers, Jack Mewhort, Kendall Wright, Terrance Williams, Ryan Shazier and Andrew Heaney. The Company generally identifies forward-looking statements by words such as “believe,” “expect,” “intend,” “may,” “should,” “will,” “would” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offerings will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Fantex pulls IPO for Arian Foster. What’s next?

by Eric Chemi and Jessica Golden

Fantex burst onto the scene in 2013 with its offer to the public to buy 20 percent of Arian Foster’s future earnings.

It would cost a whopping $10 million — putting the career valuation of the Houston Texans running back at $50 million.

But Foster ended up producing more injuries than touchdowns, and the player and company terminated their relationship this month after delaying his IPO for more than two years.

One of the confusing parts of this is story is that other outlets initially made it seem that the company was pulling the IPO on itself, but that’s not true. A Fantex spokesperson tells CNBC that the only IPO being pulled is the one for Foster. This will be something to watch out for in the future: how the investments do in a specific player, rather than the company overall.

The company completed the Vernon Davis IPO in April 2014, which marked the first time an investor could invest in a security tied to the on- and off-field earnings of a professional athlete. Since then, the company has completed five additional IPOs tied to athletes.

Right now, Fantex has just a handful of NFL players in its roster: Vernon Davis, EJ Manuel and Alshon Jeffery are the three standouts.

The company recently announced brand contracts with four new athletes — Kendall Wright, Terrance Williams, Ryan Shazier and Andrew Heaney. Heaney represents the first Major League Baseball player to sign a contract with Fantex.

So far it’s been a very retail trade. The latest filing says Fantex has sold 1.5 million shares for six player deals.

If you take the most generous assumption that each investor bought an average of 100 shares — that would mean at most 15,000 people have a Fantex player investment. The company itself says it does not publicize accounts or trading data, but they do have “thousands of accounts and investors as diverse as accredited individuals to institutions and family offices.”

That’s small for now, but it might be something that takes off down the road. Remember daily fantasy sports (such as DraftKings and FanDuel) were practically unheard of for several years, before exploding this year.

Fantex told CNBC there will be more news soon, but for now, we can’t speculate what that might be.

The company makes money taking transaction and management fees in the process of connecting money from the public to the player.

Disclosure: Comcast and NBC are investors in FanDuel. One clarification from the story specified the difference between the IPO for Foster specifically versus the company overall.

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